UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023 (Report No. 2)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Changes in Company’s Executive Management Team

On September 18, 2023, Mr. David Seligman notified G Medical Innovations Holdings Ltd. (the “Company”) of his resignation as the chief financial officer of the Company, effective on November 18, 2023. Mr. Seligman’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

On September 20, 2023, the board of directors of the Company approved the appointment of Mr. Kobi Ben-Efraim as the Company’s chief financial officer, effective on November 18, 2023 and approved the terms of his compensation.

Set forth below is certain biographical information regarding the background and experience for Mr. Ben-Efraim:

Mr. Ben-Efraim has served as the Company’s Chief Financial Officer from January 2015 to June 1, 2022, and has been serving as the Company’s Controller since June 1, 2022. From 2003 to 2014, Mr. Ben-Efraim served as the chief financial officer at LifeWatch AG (previously, SIX: LIFE). Prior to that, from 1996 until 2000, Mr. Ben-Efraim served in various capacities at DSPC Group (previously, Nasdaq: DSPC), including chief accountant. Mr. Ben-Efraim is a Certified Public Accountant in Israel. Mr. Ben-Efraim holds a B.A. in Economics and Accounting from Tel Aviv University.

Mr. Ben-Efraim will continue to be employed by the Company pursuant to an employment agreement with the Company and, in connection with Mr. Ben-Efraim’s appointment, the Company expects to enter into its standard indemnification agreement with Mr. Ben-Efraim, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Mr. Ben-Efraim is not a party to any transactions that are disclosable under Item 404 of Regulation S-K.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063 and File No. 333-273146), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: September 22, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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